
April 11, 2024

Eyal Perez
Chairman of the Board
Genesis Growth Tech Acquisition Corp.
Bahnhofstrasse 3
Hergiswil Nidwalden, Switzerland

  Re: Genesis Growth Tech Acquisition Corp.
    Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
    Filed March 21, 2024
    File No. 001-41138

Dear Eyal Perez:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 2. Please remove or revise your disclosure stating that Genesis Sponsor and its affiliates' total potential ownership interest in the combined company would be $2,732,707,500. While we note that you have used the closing price of Genesis SPAC's ordinary shares on the OTC, which was $12 as of March 18, 2024, in your calculation, such a price may not reflect the significant dilutive effect from the warrant exchange transaction with Genesis Sponsor. Specifically, we note that pursuant to the warrant exchange, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, 221,875,000 Class A ordinary shares will be issued to Genesis Sponsor.

2. We note your response to prior comment 4. Please revise your statement about $11.43 million "at risk" to explain that "Gensis Sponsor and its affiliates have spent approximately $11.43 million to date with respect to Genesis SPAC" as you did in your correspondence.

Summary
Anticipated Accounting Treatment, page 28

3.   We note your response to prior comment 1 and your revision to your filing to disclose that the Contributed Assets will be assigned a value of $0. Please further revise your filing to expand your disclosure to narratively describe the pro forma effects of all elements of the Contribution and Business Combination Agreement, including but not limited to, the $21 million obligation to pay MindMaze and its impact on your financial statements. In addition, please expand your disclosure to narratively describe the pro forma effects of the Warrant Exchange Agreement. Your enhanced disclosure should include, but not be limited to, the dilutive impact resulting from the issuance of 221,875,000 Class A ordinary shares to Genesis Sponsor. Reference is made to Rule 11-02 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Andrei Sirabionian, Esq.